Exhibit 99.1

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: (905) 726-2462
Fax: (905) 726-7164
www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES 2015 ANNUAL MEETING RESULTS

May 7, 2015, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG, NYSE: MGA) announced voting results from its 2015 annual meeting of shareholders held today. A total of 316,052,524 Common Shares or 76.99% of our issued and outstanding Common Shares (on a post stock-split basis), were voted in connection with the annual meeting. Shareholders voted by a show of hands in favour of each item of business. Based on proxies received prior to the meeting and votes cast in person at the meeting, each director nominee was elected by a substantial majority as follows:

Scott B. Bonham	99.55%
Peter G. Bowie	99.95%
Hon. J. Trevor Eyton	97.76%
V. Peter Harder	97.80%
Lady Barbara Judge	99.94%
Dr. Kurt J. Lauk	99.54%
Cynthia A. Niekamp	99.94%
Dr. Indira V. Samarasekera	99.86%
Donald J. Walker	99.95%
Lawrence D. Worrall	99.69%
William L. Young	99.26%

Additionally, Magna’s advisory “say on pay” vote received 92.76% support based on proxies received prior to the meeting and votes cast in person at the meeting.  Full results of the votes are included as Appendix “A” to this press release.

Contact
For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 316 manufacturing operations and 87 product development, engineering and sales centres in 29 countries.  We have approximately 133,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

Appendix “A”

VOTING RESULTS - 2015 ANNUAL MEETING OF SHAREHOLDERS

	Votes For		Votes Withheld/Against
Resolution	#	%	#	%
Elect Scott B. Bonham as Director	303,669,864.00	99.55	1,387,374	0.45%
Elect Peter G. Bowie as Director	304,914,206.00	99.95	143,034	0.05%
Elect Hon. J. Trevor Eyton as Director	298,227,310.00	97.76	6,829,930	2.24%
Elect V. Peter Harder as Director	298,358,726.00	97.80	6,698,510	2.20%
Elect Lady Barbara Judge as Director	304,872,390.00	99.94	184,848	0.06%
Elect Dr. Kurt J. Lauk as Director	303,668,506.00	99.54	1,388,730	0.46%
Elect Cynthia A. Niekamp as Director	304,877,170.00	99.94	180,070	0.06%
Elect Dr. Indira V. Samarasekera	304,637,962.00	99.86	419,274	0.14%
Elect Donald J. Walker as Director	304,917,294.00	99.95	139,942	0.05%
Elect Lawrence D. Worrall as Director	304,116,222.00	99.69	941,018	0.31%
Elect William L. Young as Director	302,799,498.00	99.26	2,257,742	0.74%
Re-Appointment of Deloitte LLP as Auditors	314,672,392.00	99.56	1,380,094	0.44%
Advisory Resolution on Approach to Executive Compensation	282,966,086.00	92.76	22,091,146	7.24%

Note:

The share numbers above reflect the two-for-one stock split completed on March 25, 2015.